SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ___________________


                                  SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                                (Amendment No. 3)
                               ___________________


                                   BORDEN, INC.
                            (Name of Subject Company)

                                   BORDEN, INC.
                       (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.625 Per Share
                          (Title of Class of Securities)

                                    099599102
                      (CUSIP Number of Class of Securities)
                               ___________________

                              Allan L. Miller, Esq.
               Senior Vice President, Chief Administrative Officer
                               and General Counsel
                                   Borden, Inc.
                              180 East Broad Street
                              Columbus, Ohio  43215
                                  (614) 225-4000

                  (Name, address and telephone number of person
              authorized to receive notice and communications on
              behalf of the person(s) filing statement)
                               ___________________

                                 With a copy to:
                            Andrew R. Brownstein, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000







                   This Amendment No. 3 amends and supplements the Soli-citation/Recommendation Statement on Schedule 14D-9 of Borden, Inc., a New Jersey corporation, filed with the Securities and Exchange Commission (the "Commission") on November 22, 1994, as amended by Amendment No. 1 filed with the Commission on December 1, 1994 and Amendment No. 2 filed with the Commission on December 2, 1994 (as so amended, the "Schedule 14D-9"), with respect to the exchange offer made by Borden Acquisition Corp., a New Jersey corporation (the "Purchaser"), Whitehall Associates, L.P., a Delaware limited partnership (the "Partnership"), and KKR Partners II, L.P., a Delaware limited partnership (together with the Partnership, the "Common Stock Partnerships"), to exchange shares, owned by the Purchaser or its affiliates, of common stock, par value $.01 per share (the "Holdings Common Stock"), of RJR Nabisco Holdings Corp., a Delaware corporation ("Holdings"), for all outstanding Shares and the associated preferred stock purchase rights (the "Rights"), not already owned by the Purchaser or its affil-iates, upon the terms and subject to the conditions set forth in the Offering Circular/Prospectus, dated November 22, 1994, and the related Letter of Transmittal. Under the terms of the Exchange Offer, each Share accepted by the Purchaser in accor-dance with the Exchange Offer shall be exchanged for that num-ber of fully paid and nonassessable shares of Holdings Common Stock equal to the Exchange Ratio. The term "Exchange Ratio" means the quotient (rounded to the nearest 1/100,000) obtained by dividing (i) $14.25 by (ii) the average of the average of the high and low sales prices of the Holdings Common Stock as reported on the New York Stock Exchange (the "NYSE") Composite Tape on each of the ten full consecutive trading days ending immediately prior to the ten business day period ending on the date of expiration of the Exchange Offer, including any extension thereof (the "Valuation Period"), provided that the Exchange Ratio shall not be less than 1.78125 or greater than 2.375.

                   Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 14D-9 as heretofore amended and supplemented.


         Item 4.  The Solicitation or Recommendation.

                   (a)-(b) The description in the Schedule 14D-9 under "Background and Reasons for the Board's Recommendation; Opin-ions of Financial Advisors -- Background -- Events Subsequent to Announcement of the KKR Transaction" is hereby amended and supplemented by adding the following information:











                   On December 2, 1994, on behalf of the Board, a letter was sent to Japonica canceling the meeting scheduled by the Board for December 4, 1994 in response to the Japonica November 30, 1994 Letter. The meeting was cancelled after the Company received no confirmation from Japonica that it would attend the scheduled meeting. The Board's letter is included as an ex-hibit hereto and is incorporated herein by this reference; the foregoing description of such letter is qualified in its enti-rety by reference to such exhibit.

                   On December 4, 1994, a letter dated December 3, 1994 was sent to the Company by Japonica. Among other matters, the Japonica letter requested a meeting with the Board on December 6, 1994. In its letter, Japonica also stated that it was prepared to discuss modifications to its proposal that would further enhance shareholder value. The Japonica letter is included as an exhibit hereto and is incorporated herein by reference; the foregoing description of such letter is quali-fied in its entirety by reference to such exhibit.

                   On December 4, 1994, on behalf of the Board, a letter was sent to Japonica responding to Japonica's December 3 let-ter. In the Board's letter, the Board agreed to a meeting on December 6, 1994 at Borden's New York office and requested con-firmation from Japonica that it would attend the scheduled meeting. The Board's letter also continued to request written responses to the questions contained in the Board's December 1 letter. The Board's letter also requested that any changes to Japonica's proposal be communicated as soon as possible. The Board's letter is included as an exhibit hereto and is incor-porated herein by reference; the foregoing description of such letter is qualified in its entirety by reference to such exhibit.


         Item 9.  Material to be Filed as Exhibits.

                   The list of exhibits in the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

                   Exhibit 99.81 --    Letter from F.J. Tasco to P.B.
                                       Kazarian, dated December 2, 1994.

                   Exhibit 99.82 --    Letter from Japonica Partners to
                                       F.J. Tasco, dated December 3,
                                       1994.













                   Exhibit 99.83 --    Letter from F.J. Tasco to Japo-
                                       nica Partners, dated December 4,
                                       1994 (including December 1, 1994
                                       Tasco letter).























































                                    SIGNATURE

                   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the infor-mation set forth in this statement is true, complete and correct.

                                       BORDEN, INC.


         Dated:  December 5, 1994      By: /s/ Allan L. Miller
                                           Name:  Allan L. Miller
                                           Title:  Senior Vice President,
                                                   Chief Administrative
                                                   Officer and General
                                                   Counsel











































                                  EXHIBIT INDEX


         Exhibit                            Description

         Exhibit 99.81 --                   Letter from F.J. Tasco to P.B.
                                            Kazarian, dated December 2,
                                            1994.

         Exhibit 99.82 --                   Letter from Japonica Partners to
                                            F.J. Tasco, dated December 3,
                                            1994.

         Exhibit 99.83 --                   Letter from F.J. Tasco to
                                            Japonica Partners, dated
                                            December 4, 1994 (including
                                            December 1, 1994 Tasco letter).